                                                             ---------------------------
                                                                OMB APPROVAL
                                                             ---------------------------
                                 UNITED STATES               OMB Number: 3235-0145
                       SECURITIES AND EXCHANGE COMMISSION    Expires: October 31, 2002
                             WASHINGTON, D.C. 20549          Estimated average burden
                                                             hours per response....14.90
                                                             ---------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. 1*)(1)

                           EUROPA CRUISES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                    298738105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Committee of Concerned Europa Stockholders
                               c/o James C. Illius
                               3791 Francis Drive
                              Rocky River, OH 44116
                                 (440) 333-9965
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

----------------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 2 OF 12
------------------------                                         --------------

----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

              James-Edward Clark Illius
----------------------------------------------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) /X/
                                                                                                        (b) / /
----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4.            SOURCE OF FUNDS*

              PF
----------------------------------------------------------------------------------------------------------------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       / /

----------------------------------------------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
----------------------------------------------------------------------------------------------------------------------
                    7.          SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                 1,942,551
  OWNED BY EACH     --------------------------------------------------------------------------------------------------
 REPORTING PERSON   8.          SHARED VOTING POWER
       WITH
                                1,000,000
                    --------------------------------------------------------------------------------------------------
                    9.          SOLE DISPOSITIVE POWER

                                1,942,551
                    --------------------------------------------------------------------------------------------------
                    10.         SHARED DISPOSITIVE POWER

                                1,000,000
----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,942,551
----------------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        / /

----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.9%
----------------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON

              IN
----------------------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 3 OF 12
------------------------                                         --------------


----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

              John Robert Duber
----------------------------------------------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) /X/
                                                                                                        (b) / /
----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4.            SOURCE OF FUNDS*

              PF
----------------------------------------------------------------------------------------------------------------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       / /

----------------------------------------------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
----------------------------------------------------------------------------------------------------------------------
                    7.          SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                 499,753
  OWNED BY EACH     --------------------------------------------------------------------------------------------------
 REPORTING PERSON   8.          SHARED VOTING POWER
       WITH
                                3,536,515
                    --------------------------------------------------------------------------------------------------
                    9.          SOLE DISPOSITIVE POWER

                                499,753
                    --------------------------------------------------------------------------------------------------
                    10.         SHARED DISPOSITIVE POWER

                                3,536,515
----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,036,268
----------------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        / /

----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.2%
----------------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON

              IN
----------------------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 4 OF 12
------------------------                                         --------------

----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

              Paul Joseph DeMattia
----------------------------------------------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) /X/
                                                                                                        (b) / /
----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4.            SOURCE OF FUNDS*

              PF
----------------------------------------------------------------------------------------------------------------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       / /

----------------------------------------------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
----------------------------------------------------------------------------------------------------------------------
                    7.          SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                 401,500
  OWNED BY EACH     --------------------------------------------------------------------------------------------------
 REPORTING PERSON   8.          SHARED VOTING POWER
       WITH
                                90,000
                    --------------------------------------------------------------------------------------------------
                    9.          SOLE DISPOSITIVE POWER

                                401,500
                    --------------------------------------------------------------------------------------------------
                    10.         SHARED DISPOSITIVE POWER

                                90,000
----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              491,500
----------------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        / /

----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.5%
----------------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON

              IN
----------------------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 5 OF 12
------------------------                                         --------------

----------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

              Roger Alan Smith
----------------------------------------------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) /X/
                                                                                                        (b) / /
----------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4.            SOURCE OF FUNDS*

              PF
----------------------------------------------------------------------------------------------------------------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       / /

----------------------------------------------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
----------------------------------------------------------------------------------------------------------------------
                    7.          SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                 485,400
  OWNED BY EACH     --------------------------------------------------------------------------------------------------
 REPORTING PERSON   8.          SHARED VOTING POWER
       WITH
                                0
                    --------------------------------------------------------------------------------------------------
                    9.          SOLE DISPOSITIVE POWER

                                485,400
                    --------------------------------------------------------------------------------------------------
                    10.         SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              485,400
----------------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        /X/

              See Item 5.
----------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.5%
----------------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON

              IN
----------------------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 6 OF 12
------------------------                                         --------------

This statement amends a Schedule 13D filed by the members of the Committee of Concerned Europa Stockholders, filed with the Securities and Exchange Commission on April 12, 2002.

ITEM 1. SECURITY AND ISSUER

The security to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Europa Cruises Corporation, a Delaware corporation (the "Company"). The principal offices of the Company are located at 150-153rd Avenue East, Suite 202, Madeira Beach, Florida 33708.

ITEM 2. IDENTITY AND BACKGROUND

This amended statement is being filed by the Committee of Concerned Europa Stockholders which is comprised of James-Edward Clark Illius ("Illius"), John Robert Duber ("Duber"), Paul Joseph DeMattia ("DeMattia"), and Roger Alan Smith ("Smith") (collectively referred to as the "Committee"). The members of the Committee are filing this statement as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as expressly otherwise set forth in this statement, each member of the Committee disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other member of the Committee or any other person.

The name, residence, and business address, present principal occupation or employment, the name, principal place of business, and address of any corporation or other organization in which such employment is carried on, and the citizenship of each member of the Committee is set forth below:

James-Edward Clark Illius is a citizen of the United States. His residence address is 3791 Francis Drive, Rocky River, Ohio 44116. He has been a shareholder of the Company since June 1994. He is the founder and President of Builders Loft, Inc. (13229 Enterprise Avenue, Cleveland, Ohio 44135), a company engaged in selling exterior residential and commercial building products.

John Robert Duber is a citizen of the United States. His residence address is 20018 Westover Avenue, Rocky River, Ohio 44116. He is a private investor, and was named as a Director of the Company on February 18, 1998. From January 1998 until September of 2001, Mr. Duber was employed by the Company as its Director of Investor Relations.

Paul Joseph DeMattia is a citizen of the United States. His residence address is 4002 Pine Forest Drive, Parma, Ohio 44134. He is the President and founder of DeMattia Cartage, Incorporated (6366 Eastland Road, Brook Park, Ohio 44142), which owns and operates various trucks and trailers for specialized delivery service. DeMattia served on the Board of Directors of the Company from February 1998 until September 2001.

Roger Alan Smith is a citizen of the United States. His residence address is 5837 Sylvan Green, Sylvania, Ohio 43560. He is a recently retired teacher who taught in the Toledo, Ohio public school system for thirty years.

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 7 OF 12
------------------------                                         --------------


Each member of the Committee affirms that during the last five years, such person (i) has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Information with respect to each member of the Committee is given solely by such member and no member of the Committee has responsibility for the accuracy or completeness of the information supplied by another member.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In July 1999, Illius received 1,000,000 shares of the Company's Common Stock in repayment of loans to the Company in the aggregate amount of $300,000. He beneficially owns an additional 1,522,551 shares of the Company's Common Stock which he acquired through personal funds for the approximate price of $1,427,181. The Builders Loft, Inc. Pension Plan, of which Illius is trustee, holds 20,000 shares of the Company's Common Stock. On October 24, 2000, the Company awarded Illius 250,000 options to purchase Common Stock of the Company at $0.50 per share for services as a director. On March 27, 2001, the Company awarded him an additional 150,000 options at the same exercise price for his services as a director.

Duber acquired 139,060 shares of the Company's Common Stock with personal funds for the approximate price of $240,000. 3,447,206 shares are held by the Europa Cruises Corporation Employee Stock Ownership Plan Trust Agreement ("ESOP"), of which Duber is co-trustee. In March 1998, the Company granted Duber options to purchase 100,000 shares at an exercise price of $1.00 per share, half of which were for services as a director, and the remainder for services as an officer; in October 2000, he received a grant of 250,000 shares at $0.50 per share for services as a director; and in March 2001 he received 100,000 shares at $0.50 per share for services as a director.

DeMattia acquired 91,500 shares of the Company's Common Stock with personal funds for the approximate price of $94,000. 90,000 of those shares are held jointly with his spouse. On March 24, 1998, DeMattia was awarded 50,000 options to purchase the Company's Common Stock at an exercise price of $1.00 per share for services rendered as a director. On October 24, 2000, DeMattia was awarded 250,000 options to purchase the Company's Common Stock at an exercise price of $0.50 per share for services rendered as a director. On March 27, 2001, DeMattia was awarded 100,000 options to purchase the Company's Common Stock at an exercise price of $0.50 per share for services rendered as a director.

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 8 OF 12
------------------------                                         --------------

Smith acquired 485,400 shares of the Company's Common Stock with personal funds for the approximate price of $200,000. He beneficially owns all of such shares.

ITEM 4. PURPOSE OF TRANSACTION

The Committee has filed its preliminary consent solicitation on Schedule 14A with the Securities and Exchange Commission on April 17, 2002.

The Committee seeks to reconstitute the Board. The plan is more fully described below. The Committee opposes the consent solicitation by Mr. Frank E. Williams, Jr. to remove Duber from the Board of Directors of the Company and replace him with Mr. Williams. The Committee will solicit stockholder consents to remove Ms. Deborah A. Vitale, current Chairman of Company's Board and replace her with Mr. James Rafferty ("Rafferty"), as will be more fully described our consent statement, which will be furnished to stockholders shortly. The consent solicitation filed by Mr. Williams does not fully discuss the issues that have divided and deadlocked the Board. Mr. Williams is asking for consents to remove and replace a director without any notice that to do so would block a proposal to revitalize the Company with the engagement of experienced casino industry professionals who have extensive knowledge on how to design, build, finance and operate a deluxe casino entertainment complex. It is the Committee's belief that current management lacks such experience.

After having disposed of the Company's cruise ship business, the current management of the Company has failed to make any headway in developing its primary remaining asset, approximately 404.5 acres of land in Diamondhead, Mississippi (the "Diamondhead Property") owned by the Company since 1993 through its subsidiary, Mississippi Gaming Corporation. Illius and Duber attempted to introduce to the Board a viable proposal to develop the Diamondhead Property, but met with resistance from management that has led to the current Board deadlock. The Committee believes that the stockholders of the Company should not be asked by Mr. Williams to provide their consents to the removal and replacement of Mr. Duber without knowledge about the nature of the proposal to develop the Diamondhead Property.

In October 2001, Illius and Duber held a preliminary meeting with Rafferty to discuss possible development plans for the Diamondhead Property. Rafferty was most recently the Senior Vice President of Harveys Casino Resorts, and has extensive experience in managing all aspects of the operations of a casino. Rafferty has close to 24 years of experience in the gaming industry, and is or has been licensed and/or permitted to operate casinos in Nevada, Iowa, and New Jersey. He was part of the senior management team that led the sale of Harveys Casino Resorts (constituting four separate casinos) to Harrah's Entertainment, Inc. on August 1, 2001. Rafferty has long participated in various roles on five significant casino "ground-up" projects, including obtaining licenses and permits, negotiating contracts, and working with compliance officials of state and municipal governments, including Harrah's Trump Plaza (Atlantic City), Showboat Hotel-Casino (Atlantic City), Harveys (Central City, Colorado), Hard Rock Casino (Las Vegas), and Harveys (Council Bluffs, Iowa). In January 2002, Illius and Duber again met with Rafferty to further discuss the potential design and development of a waterfront casino resort on the Diamondhead Property. Although Rafferty wanted to present his proposal to the Board, Ms. Vitale, the CEO and Chairman of the Board, resisted that presentation.

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 9 OF 12
------------------------                                         --------------

To end the current Board deadlock, the Committee supports the removal and replacement of Ms. Vitale with Rafferty. Rafferty brings to the Company the necessary experience to develop the Diamondhead Property and to assist in finally implementing a business plan that has the potential to create value for the stockholders of the Company.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER


            (a) At the date of this filing, according to the Company's most recent filing with the SEC, the Annual Report on Form 10-KSB of the Company for the year ended December 31, 2001, there were issued and outstanding 32,620,043 shares of Common Stock of the Company. The number of shares of Common Stock beneficially owned by the members of the Committee together is 7,955,719 (including 400,000 of Illius's options, 450,000 of Duber's options, and 400,000 of DeMattia's options), or 24.4% of the Company's outstanding Common Stock. However, this percentage does not take into account 1,826,000 shares of preferred stock of the Company entitled to vote upon all matters upon which the stockholders of the Company are entitled to vote, and each such share of preferred stock is entitled to one vote per share. The Committee Members do not hold any preferred shares of the Company.

                  Each of the members of the Committee disclaims beneficial ownership of the shares of the Company's Common Stock reported hereunder as beneficially owned by another member of the Committee.

                  Illius beneficially owns 2,942,551 shares of the Common Stock, including 400,000 shares underlying stock options, which constitute 8.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). This percentage does not take into account shares of preferred stock noted above.

                  Duber beneficially owns 4,036,268 shares of the Common Stock, including 450,000 shares underlying stock options, which constitute 12.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). This percentage does not take into account shares of preferred stock noted above.

                  DeMattia beneficially owns 491,500 shares of the Common Stock, which constitute 1.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). This percentage does not take into account shares of preferred stock noted above.

                  Smith beneficially owns 485,400 shares of the Common Stock, which constitute 1.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). This percentage does not take into account shares of preferred stock noted above. Smith's spouse owns 17,700 shares of the Company's Common Stock in an IRA, as to which he expressly disclaims beneficial ownership.

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 10 OF 12
------------------------                                         --------------


         (b)      See Items 7 through 11 of the respective cover pages.

         (c) In the 60 days prior to the date hereof, DeMattia and Smith have enacted the following trades in the Company's Common Stock in brokerage transactions:


                               Transaction   Number of   Purchased/   Per Share
         Name                  Date          Shares      Sold         Price
         ----                  -----------   ---------   ---------    ---------
         DeMattia ...........  4/2/02        2,500       Sold         $1.00
                               4/2/02        5,000       Sold         $1.01
                               4/5/02        5,000       Sold         $1.03
                               4/8/02        5,000       Sold         $1.02

         Smith ..............  4/2/02        3,350       Purchased    $1.02


         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Members of the Committee, along with Rafferty, have agreed to share fees and expenses relating to any solicitation of stockholders described in Item 4 above. The discussion in Item 3 above of the options held by Duber, Illius and DeMattia is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Company's 1998 Stock Option Plan, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-KSB on April 11, 2002, is hereby incorporated by reference.

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 11 OF 12
------------------------                                         --------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 The Committee of Concerned Europa Stockholders


Date:      April 18, 2002        By: /s/ JAMES-EDWARD CLARK ILLIUS
           -----------------        ----------------------------------------
                                    Name: James-Edward Clark Illius

------------------------                                         --------------
CUSIP NO. 298738105                           13D                PAGE 12 OF 12
------------------------                                         --------------

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Europa Cruises Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of April, 2002.


Dated: April 18, 2002                                By:  /s/ JAMES-EDWARD CLARK ILLIUS
                                                        ----------------------------------
                                                          James-Edward Clark Illius


Dated: April 18, 2002                                By:  /s/ JOHN ROBERT DUBER
                                                        ----------------------------------
                                                          John Robert Duber


Dated: April 18, 2002                                By:  /s/ PAUL JOSEPH DEMATTIA
                                                        ----------------------------------
                                                          Paul Joseph DeMattia



Dated: April 18, 2002                                By:  /s/ ROGER ALAN SMITH
                                                        ---------------------------------
                                                          Roger Alan Smith
